Exhibit 99.1

Genenta Science S.p.A.

Consolidated Statements of Operations and Comprehensive Loss

	Six Months Ended June 30,
	2025	2024
	(Unaudited)
Operating expenses
Research and development	€1,454,736	€2,040,390
General and administrative	1,928,357	2,477,978
Total operating expenses	3,383,093	4,518,368

Loss from operations	(3,383,093)	(4,518,368)

Other income (expense)
Other income	8,781	180,781
Finance income	150,600	145,290
Net exchange rate gain (loss)	(602,873)	153,791
Total other income (expense), net	(443,492)	479,862

Loss before income taxes	(3,826,585)	(4,038,506)
Income tax benefit (expense)	-	-
Net loss	(3,826,585)	(4,038,506)
Net loss per share - basic	€(0.20)	€(0.22)
Weighted average number of shares outstanding - basic and diluted	18,767,859	18,256,622
Other comprehensive income/(loss)
Total change of marketable debt securities	(26,065)	(64,288)
Change in foreign currency translation	69,663	(16,081)
Total other comprehensive income/(loss)	43,598	(80,369)
Comprehensive loss	€(3,782,987)	€(4,118,875)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Genenta Science S.p.A.

Consolidated Balance Sheets

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	€5,176,632	€4,581,749
Marketable securities	12,491,755	8,078,002
Prepaid expenses and other current assets	3,326,679	1,813,226
Total current assets	20,995,066	14,472,977

Non-current assets
Fixed assets, net	€36,606	€42,922
Other non-current assets	518,834	304,744
Other non-current assets - related party	3,350	3,350
Total non-current assets	558,790	351,016
Total assets	€21,553,856	€14,823,993

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	€1,003,434	€317,830
Accounts payable - related party	-	180,116
Accrued expenses	111,815	232,307
Accrued expenses - related party	230,712	1,031,345
Other current liabilities	245,106	337,764
Total current liabilities	1,591,067	2,099,362

Non-current liabilities
Mandatory convertible bond - at fair value	€7,555,000	€-
Other non-current liabilities	-	1,158
Retirement benefit obligation	293,649	227,767
Total long-term liabilities	7,848,649	228,925

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, no par value, 59,700,000 shares authorized and 19,146,468 and 18,289,866 shares issued and outstanding, respectively	71,863,701	68,462,280
Accumulated deficit	(59,882,105)	(56,055,520)
Accumulated other comprehensive income	132,544	88,946
Total shareholders’ equity	12,114,140	12,495,706
Total liabilities and shareholders’ equity	€21,553,856	€14,823,993

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statements of Changes in Shareholders’ Equity

	Common shares outstanding	Common stock, no par value	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at December 31, 2023	€18,216,958	€67,344,140	€(47,143,025)	€231,142	€20,432,257
Share-based compensation	-	232,768	-	-	232,768
Capital increase ATM program	72,908	270,885	-	-	270,885
Other comprehensive loss	-	-	-	(80,369)	(80,369)
Net loss	-	-	(4,038,506)	-	(4,038,506)
Balance at June 30, 2024 (Unaudited)	€18,289,866	€67,847,793	€(51,181,531)	€150,773	€16,817,035
Share-based compensation	-	614,487	-	-	614,487
Other comprehensive loss	-	-	-	(61,827)	(61,827)
Net loss			(4,873,989)		(4,873,989)
Balance at December 31, 2024	€18,289,866	€68,462,280	€(56,055,520)	€88,946	€12,495,706
Share-based compensation	-	424,360	-	-	424,360
Capital increase ATM program	856,602	2,977,061	-	-	2,977,061
Other comprehensive income	-	-	-	43,598	43,598
Net loss	-	-	(3,826,585)	-	(3,826,585)
Balance at June 30, 2025 (Unaudited)	€19,146,468	€71,863,701	€(59,882,105)	€132,544	€12,114,140

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2025	2024
	(in Euros)
Cash flows from operating activities
Net loss	€(3,826,585)	€(4,038,506)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange adjustment	-	-
Depreciation expense	13,941	22,132
Retirement benefit obligation	65,882	31,713
Share-based compensation	424,360	232,768
Fair value loss on convertible bond	55,000	-
Fair value adjustments on available-for-sale financial instruments	(10,686)	-
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(1,513,453)	817,258
Other non-current assets	(214,090)	622,890
Accounts payable	685,604	110,871
Accounts payable - related party	(180,116)	18,874
Accrued expenses	(105,422)	106,915
Accrued expenses - related party	(815,703)	(162,710)
Other current liabilities	(92,658)	186,234
Other non-current liabilities	(1,158)	(6,613)
Net cash used in operating activities	(5,515,084)	(2,058,174)
Cash flows from investing activities
Purchases of marketable securities	(12,422,023)	(8,998,556)
Proceeds from maturities of marketable securities	7,992,891	13,300,341
Purchases of fixed assets	(7,625)	(1,869)
Net cash (used in) provided by investing activities	(4,436,757)	4,299,916
Cash flows from financing activities
Proceeds from the ATM program	2,977,061	270,885
Proceeds from the convertible bond	7,500,000	-
Net cash provided by financing activities	10,477,061	270,885
Effect of exchange rate changes	69,663	(16,081)
Net increase (decrease) in cash and cash equivalents	594,883	2,496,546
Cash and cash equivalents at the beginning of the period	4,581,749	3,691,420
Cash and cash equivalents at the end of the period	€5,176,632	€6,187,966

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Genenta Science S.p.A.

Notes to the Consolidated Financial Statements

(Unaudited)

1. Nature of business and history

Genenta Science S.p.A. (the “Company” or “Genenta”) was founded in Milan, Italy by San Raffaele Hospital (“OSR”), Pierluigi Paracchi, Luigi Naldini, and Bernhard Gentner, and was incorporated in July 2014. The registered office (or headquarters) is located in Milan, Italy. The Company’s reporting currency is Euros (“EUR” or “€”). The Company formed a wholly owned, Delaware incorporated subsidiary, Genenta Science, Inc., intended for future operations in the U.S. (“U.S. Subsidiary”). The U.S. Subsidiary operates in U.S. Dollars (“USD” or “$”).

American Depository Shares (“ADSs”) representing the Company’s ordinary shares have been publicly traded on the NASDAQ Capital Market since December 15, 2021.

Genenta is an early-stage company developing first-in-class cell and gene therapies to address unmet medical needs in cancerous solid tumors. The Company is initially developing its clinical leading product, Temferon™, to treat glioblastoma multiforme (“GBM”), a solid tumor affecting the brain. The Company is conducting its clinical trials in Italy and may eventually begin a clinical trial in other parts of Europe and the U.S. to study Temferon™. In June 2023, the Company’s Board of Directors selected metastatic Renal Cell Cancer (“mRCC”) as the second solid tumor indication for Temferon. The Company is currently enrolling patients for a Phase 1 trial in mRCC. The Company has recently completed its Phase 1 trial in GBM, and its Phase 2a trial in GBM is ongoing.

The Company is subject to risks and uncertainties common to early-stage clinical companies in the life-science and biotechnology industries, including but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new competing products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The clinical product candidates currently under development will require significant additional research and development efforts, including regulatory approval and clinical testing, before commercialization. These efforts require additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales and profit from operations.

In May 2024, the Company’s shareholders approved an amendment of article 9 of the Company’s Bylaws, increasing voting rights to certain stockholders by introducing a mechanism whereby each ordinary share owned by either an entity or an individual for a continuous period of not less than twenty-four months entitles the holder to a double vote and therefore to an increase from one to two votes per share. In addition, a further vote is attributed at the end of each twelve months following the first vesting period of twenty-four months, in which the ordinary share belonged to the same entity or individual, up to a total maximum of 10 votes per ordinary share. The amendment applies to only ordinary shares, not ADSs.

In April 2025, the Company’s stockholders reduced the number of directors from five (5) to three (3).

Shelf Registration Statement and At-the-Market Sales Agreement

In 2023, the Company filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-3 (File No. 333-271901) (the “Shelf Registration Statement”) that was subsequently declared effective in May 2023. It permits the Company to sell from time to time ordinary shares, including ordinary shares represented by ADSs, or rights to subscribe for ordinary shares or ordinary shares represented by ADSs in one or more offerings in amounts, at prices, and on the terms that the Company will determine at the time of offering for aggregate gross sale proceeds of up to $100 million.

In May 2023, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as agent (the “Prior ATM”), for the offer and sale of up to $30.0 million ordinary shares represented by ADSs from time to time in accordance with the terms of the agreement and SEC rules and regulations. This Prior ATM was subsequently mutually terminated in March 2024.

Pursuant to the Company’s Shelf Registration Statement and that certain ATM Sales Agreement dated April 26, 2024, as amended on December 20, 2024 (as so amended, the “Sales Agreement”), with Virtu Americas LLC and Rodman & Renshaw LLC (collectively, the “Sales Agents”), pursuant to which the Company may offer and sell ADSs with an aggregate offering price up to $29,696,999 from time to time through or to the Sales Agents, acting as sales agents or principals, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (the “ATM”). For as long as the aggregate market value the Company’s outstanding ordinary shares held by non-affiliates remains below $75.0 million, the Company is subject to the offering limits in General Instruction I.B.5 of Form F-3 and in no event will the Company sell securities in public primary offerings on Form F-3, including through the ATM, with a value exceeding one-third of its outstanding ordinary shares held by non-affiliates in any 12 calendar month period.

As of December 20, 2024, 73,008 ADSs were sold through the Prior ATM for gross proceeds of €271,416 (or $303,001). In March 2025, the Company sold 856,602 ADSs through the ATM for gross proceeds of €2,977,061 (or $3,255,430). As of June 30, 2025, the dollar amount of ADSs available for sale was $26,441,569, subject to the offering limits described above.

Sales of ADSs under the Sales Agreement may be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agents are not required to sell any specific number or dollar amount of ADSs but will act as our sales agents and use commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Sales Agents and the Company. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

The Sales Agents will receive from the Company a commission of up to 3.0% of the gross proceeds of any ADSs sold through them under the Sales Agreement. In connection with the sale of ADSs on behalf of the Company, each of the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agents may be deemed to be underwriting commissions or discounts. The Company has also agreed to provide indemnification and contribution to the Sales Agents with respect to certain liabilities, including liabilities under the Securities Act.

Liquidity and risks

The Company has incurred losses since its inception, including a net loss of €3.8 million and €4.0 million for the six months ended June 30, 2025, and June 30, 2024, respectively. In addition, at June 30, 2025, the Company had an accumulated deficit of €59.9 million.

The Company has primarily funded these losses through the proceeds from the sales of convertible debt and equity. The Company has incurred recurring losses and expects to continue to incur losses for the foreseeable future. In addition, the Company expects that its existing cash and cash equivalents and marketable securities on hand as of June 30, 2025, of €17.7 million, will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months. However, the future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to continue as a going concern, as well as the ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company’s business model, typical of biotechnology companies developing new therapeutic products that have not reached a balanced income and financial position, features negative cash flows. This is because, at this stage, costs must be borne in relation to services and personnel, directly connected to research and development activities, and the return for these activities is not certain and, in any case, it is expected in future years. Based on the accounting policies adopted, requiring full recognition of research and development costs in the Statement of Operations and Comprehensive Loss in the year they are incurred, the Company has reported a loss since its inception and expects to continue to incur significant costs for research and development in the foreseeable future. There is no certainty that the Company will become profitable in the future.

The Company will require additional capital to meet its long-term operating requirements. It expects to raise additional capital through, among other things, the sale of equity, debt, or convertible securities through public offerings or private placements, including, but not limited to, sales of ADSs pursuant to the ATM. If adequate funds are not available in the future, the Company may be forced to delay, reorganize, or cancel research and development programs, or to enter into financing, licensing or collaboration agreements with unfavorable conditions or waive rights to certain products which otherwise it would not have waived, resulting in negative effects on the activity and on the economic and /or financial situation of the Company.

The Company’s ability to raise additional capital may be adversely impacted by the potential worsening of global economic and political conditions, and volatility in the credit and financial markets in the U.S. and worldwide. This could be exacerbated by, among other factors, inflation, fluctuating interest rates, tariffs, and geopolitical conflicts. The Company’s failure to raise capital as and when needed, or on acceptable terms could have a negative impact on the Company’s financial condition, its ability to continue as a going concern, and its ability to pursue its business strategy, and the Company may have to delay, reduce the scope of, suspend or eliminate one or more of its research-stage programs, clinical trials, or future commercialization efforts.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting and in accordance with Regulation S-X, Rule 10-01 promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, the financial statements may not include all the information and footnotes required by U.S. GAAP for complete financial statements. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2025 (the “Annual Report”). The Balance Sheet as of December 31, 2024 was derived from audited consolidated financial statements included in the Annual Report but does not include all disclosures required by U.S. GAAP.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of the Company’s management, necessary to fairly state the results of the interim period. The interim results are not necessarily indicative of results to be expected for the full year.

A summary of the significant accounting policies applied in the preparation of these consolidated financial statements is presented below, only for the categories and headings now applicable and that might be applicable in the future based on the Company’s business. These policies have been consistently applied, unless otherwise stated.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the disclosures made in the accompanying notes. Estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses and related milestone payments, share-based compensation expense, valuation of Research and Development (“R&D”) tax credits, the valuation of equity, and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are recorded in the period in which they become known. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents, whose amounts may at times exceed insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk. In the Consolidated Cash Flows statements, cash and cash equivalents include: cash on hand, deposits held with banks, and other short-term, highly liquid investments. In the Consolidated Balance Sheets, bank overdrafts, if any, are shown in current liabilities

Marketable securities

Investments with an original maturity of more than (3) three months are classified as available-for-sale (“AFS”) marketable securities, with those having a remaining maturity of more than one year presented as non-current assets.

AFS securities are measured at fair value, with unrealized gains and losses recorded in Other Comprehensive Income (Loss) until realized. Purchase premiums are amortized to the earliest call date and discounts are accreted to maturity, with related amounts recorded in interest income, net. Realized gains and losses are determined using the specific identification method and reported in other income (expense), net.

The Company evaluates AFS securities each reporting period under ASC 326 to identify any credit losses. Any credit loss is recognized in earnings, limited to the difference between fair value and amortized cost. Accrued interest receivable is reported within prepaids and other current assets and is excluded from impairment testing. Write-offs of accrued interest are recorded through reversal of interest income and/or credit loss expense. To date, no credit losses or write-offs have been recognized. Accrued interest receivable related to AFS debt securities is presented within prepaids and other current assets and is excluded from both fair value and amortized cost when assessing impairment. The Company writes off accrued interest only when it is deemed uncollectible, recording such write-offs through reversal of interest income, credit loss expense, or both. To date, no write-offs have been necessary.

Mandatory convertible bond

The Company has issued a mandatory convertible bond (“MCB”), which does not meet the “fixed-for-fixed” equity classification test under ASC 480, as the number of shares to be delivered is variable while the monetary value of the obligation is predetermined by reference to the nominal amount and interest. Accordingly, under ASC 480-10-25-14, the MCB is classified as a liability and accounted for at fair value through profit or loss.

The MCB contains embedded features, including conversion rights, ownership caps, and conversion price ceilings, which represent embedded derivatives requiring fair value measurement in accordance with ASC 815. However, the Company has elected to value the instrument in its entirety, including the embedded derivatives under ASC 825 - the Fair Value Option. As a result, the MCB is measured at fair value, with changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss within “Unrealized fair value gain/loss on MCB” in the period in which they arise.

Consistent with ASC 825-10-25-3, the election of the fair value option requires that issuance costs, transaction fees, and any other directly attributable costs, including legal and due diligence expenses, be expensed immediately as incurred.

Net loss and comprehensive income (loss)

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. ASC 220 Comprehensive Income requires that an entity record all components of comprehensive (loss) income, net of their related tax effects, in its financial statements in the period in which they are recognized.

For the six months ended June 30, 2025, the net loss and the comprehensive loss were equal to €3.8 million. For the six months ended June 30, 2024, the net loss was equal to €4.0 million, and the comprehensive loss was equal to €4.1 million.

Net loss per share

Net loss per share (“EPS”) is computed in accordance with U.S. GAAP. Basic EPS is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, increased by the number of additional ordinary shares that would have been outstanding if all potential ordinary shares had been issued and were dilutive.

At December 31, 2024, the Company had 18,289,866 ordinary shares issued and outstanding with 1.8 million ordinary shares reserved for the Company’s Equity Incentive Plan 2021–2025.

On March 20, 2025, the Company issued 856,602 ADSs pursuant to the Sales Agreement, bringing the total number of ordinary shares outstanding to 19,146,468.

At June 30, 2025, and June 30, 2024, the Company had 1,465,815 and 280,033 outstanding options respectively, and 23,502 ordinary share equivalents in the form of underwriters’ ordinary share warrants.

Diluted EPS was not relevant at June 30, 2025, and June 30, 2024, as the effect of ordinary share equivalents, in the form of 1,465,815 and 280,033 stock options, respectively, and 23,502 underwriters’ ordinary share warrants, would have been anti-dilutive. (See Note 14. Shareholders’ equity and Note 15. Share-based compensation.)

Foreign currency translation

The reporting and functional currency of the Company is Euros. All amounts are presented in Euros unless otherwise stated. All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest Euro unless otherwise stated. Foreign currency transactions, if any, are translated into Euros using the exchange rates prevailing at the date(s) of the transaction(s) or valuation, where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Operations and Comprehensive Loss. For financial reporting purposes, the assets and liabilities of the U.S. Subsidiary are translated into EUR using exchange rates in effect at the balance sheet date. The net income/(loss) of the U.S. Subsidiary is translated into EUR using average exchange rates in effect during the reporting period. The resulting currency translation impact is recorded in Shareholders’ equity as a cumulative translation adjustment. At June 30, 2025, and June 30, 2024, the currency translation impact was not material.

During the six months ended June 30, 2025, the unrealized foreign exchange net loss was €0.6 million. During the six months ended June 30, 2024, the unrealized foreign exchange net gain was €0.2 million. The change in the net foreign exchange rate effect was due to fluctuations in the USD exchange rate with the Euro.

Emerging growth company status

The Company is an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act or U.S. JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an “emerging growth company.” Section 107 of the U.S. JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the U.S. JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards, and because of this election, its consolidated financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its initial public offering (“IPO”) or such earlier time that it is no longer an “emerging growth company.”

Segment information

Operating segments are identified as components of an enterprise for which separate, discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and the management of its business in one (1) operating segment.

Tax credit on investments in research and development

In line with the legislation in force at December 31, 2024, and for the fiscal year 2025, companies in Italy that invest in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit which can be used to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions and payroll withholding taxes.

Starting with the fiscal year 2023 (“FY 2023”), for eligible R&D activities, the tax credit was equal to 10% of the eligible costs incurred, with a maximum annual amount of €5.0 million. In addition, the law extended the measure up to the tax period ending December 31, 2031.

The eligible activities consist of fundamental research, industrial research, and experimental development as defined in letters m), q), and j) of point 15, par. 1.3 of the Communication no. 198/2014 of the European Commission. To determine the cost basis of the benefit, the following expenses are eligible:

●	Personnel costs;

●	Depreciation charges, costs of the financial or simple lease, and other expenses related to movable tangible assets and software used in the research and development projects;

●	Expenses for extra-Euro research contracts concerning the direct execution of eligible research and development activities by the provider;

●	Expenses for consulting services and equivalent services related to eligible research and development activities; and,

●	Expenses for materials, supplies, and other similar products used in research and development projects.

The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions; and (2) the grant will be received. The Company has elected to present research and development expenditure net of related tax credit benefit on the Consolidated Statements of Operations and Comprehensive Loss.

While these tax credits can be carried forward indefinitely, the Company recognized an amount which reflects management’s best estimate of the amount that is reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable. The tax credits are recorded as an offset to research and development expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Share-based compensation

To reward the efforts of employees, officers, directors, and certain consultants, and to promote the Company’s growth and development, the Board may approve, upon occasion, various share-based awards based on the Company’s stock option plan (the “Equity Incentive Plan 2021–2025” or the “Plan”, subsequently modified to extend the final deadline for the issuance of the common shares until December 31, 2035). The Plan was amended to ensure that all stock options granted during its term are exercisable for a period of 10 years from their respective grant dates. (Refer to Note 15 – Share-Based Compensation.)

Currently, the Company has authorized options on 1,914,646 common shares (i.e., 10% of the number of shares outstanding, which was 19,146,468 common shares outstanding at June 30, 2025); however, as provided by the Plan, the Company may increase the authorized shares under the Plan up to a maximum of 2,700,000 common shares without further shareholder approval. Therefore, as the Company raises additional capital, and the total number of outstanding shares increases, the Board has the authority to issue additional options up to 2,700,000 common shares limit, without the need to obtain further authorization from shareholders, unless the number of outstanding common exceeds 27,000,000.

The Company measures its stock option awards granted to employees, officers, directors, and consultants under the Plan based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is normally the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. The Company classifies stock-based compensation expense in its Consolidated Statement of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company chose the Black-Scholes-Merton model because it is considered easier to apply, and it is a defined equation that incorporates only one set of inputs. As a result, it is the model most commonly in use.

Representative warrants

Upon the closing of the Company’s IPO, the Company issued 23,502 warrants to the underwriters of the offering (“Warrants”). The Warrants are exercisable at a per share exercise price equal to $14.375. The Warrants are exercisable at any time and from time to time, in whole or in part, until December 13, 2026. The Warrants provide for adjustment in the number and price of the Warrants and the ADSs underlying such Warrants in the event of recapitalization, merger, stock split, or other structural transactions, or a future financing undertaken by the Company. The Warrants were evaluated under applicable guidance and accordingly classified as equity in the consolidated financial statements.

Non-current assets right-of-use

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASC 842. The Company recognizes both lease liabilities and right-of-use (“ROU”) assets on the balance sheet for all leases, except for short-term leases (those with a lease term of 12 months or less). Lease liabilities are initially measured at the present value of the future lease payments over the lease term, discounted at the rate implicit in the lease or, if that rate is not readily determinable, the Company’s incremental borrowing rate. The ROU assets represent the lessee’s right to use the underlying asset for the lease term and are initially measured at the same amount as the corresponding lease liability. For finance leases, the Company recognizes interest expense on the lease liability and amortization expense on the ROU asset. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

Fixed assets

Fixed assets are stated at cost, including any accessory and direct costs that are necessary to make the assets fit for use, and adjusted by the corresponding accumulated depreciation. Depreciation is systematically recorded in the consolidated financial statements, taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated useful economic lives. Leasehold improvements depreciation is recorded based on the shorter of the life of the leasehold improvement or the remaining term of the lease.

Ordinary maintenance costs are expensed to the Consolidated Statements of Operations and Comprehensive Loss in the year in which they are incurred. Extraordinary maintenance costs, the purpose of which is to extend the useful economic life of the asset, to technologically upgrade it, and/or to increase its productivity or safety for the economic productivity of the Company, are attributed to the asset to which they refer and depreciated based on its estimated useful economic life. Amortization of leasehold improvements is computed using the straight-line method based on the terms of the applicable lease or estimated useful life of the improvements, whichever is less.

Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, “Property, Plant and Equipment”, the Company performs an impairment test whenever events or circumstances indicate that the carrying value of long-lived assets with finite lives may be impaired. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted pre-tax cash flows expected to result from the use of such assets and their ultimate disposal. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated cash flows. To date, no impairments have been identified for the six months ended June 30, 2025, and June 30, 2024.

Deferred offering costs

Deferred offering costs, which primarily consist of direct, incremental legal and accounting fees relating to fundraising activities (e.g., an IPO or other fundraising activities), are capitalized within prepaid expenses and other current assets before the offering and netted or offset with the offering proceeds upon closing of the offering.

For the six months ended June 30, 2025, the Company incurred approximately €12,918 of ATM offering costs in connection with its sales of ADSs pursuant to the Sales Agreement that were fully expensed as general and administrative costs in the Consolidated Statement of Operations and Comprehensive Loss.

For the six months ended June 30, 2024, the Company incurred approximately €0.2 million of ATM offering costs in connection with its sales of ADSs pursuant to the Sales Agreement that were fully expensed as general and administrative costs in the Consolidated Statement of Operations and Comprehensive Loss.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which amends ASC 280 to improve the information that a public entity discloses about its reportable segments and to address investor requests for more information about reportable segment expenses by requiring incremental disclosures for segment reporting. The effective date for ASU 2023-07 is for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024. The amendment requires companies to disclose more information about their reportable segments, including: (1) significant segment expenses, (2) ‘other’ segment items, (3) the title and position of the chief operating decision maker (“CODM”), (4) how the CODM uses the reported measure(s) of segment profit or loss and (5) annual disclosures about a reportable segment’s profit or loss and assets .The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-01, Scope Application of Profits Interest and Similar Awards, which clarifies how an entity determines whether a profits interest or similar award (hereafter a “profits interest award”) is (1) within the scope of Accounting Standards Codification (ASC) 718, Compensation -Stock Compensation, or (2) not a share-based payment arrangement and therefore within the scope of other guidance. For public business entities, ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-03, Income Statement -Reporting Comprehensive Income - expense disaggregation disclosures (subtopic 220-40): disaggregation of income statement expenses, which requires public business entities to provide additional disclosures in the notes to the financial statements that disaggregate certain income statement expense captions into specified natural expense categories such as purchases of inventory, employee compensation, depreciation, and amortization. The amendments do not change recognition or measurement of expenses but require new tabular and qualitative disclosures. For public business entities, ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard and does not expect it to have a material effect on its results of operations nor financial position or disclosures.

In November 2024, FASB issued ASU 2024-04, Debt – Debt with conversion and other options (subtopic 470-20): Induced conversions of convertible debt instruments which provides guidance on accounting for induced conversions of convertible debt instruments. For public business entities, ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. The Company currently does not expect this standard to have a material impact on its financial statements, as its outstanding convertible instruments are mandatory in nature and not subject to induced conversions. The Company will continue to monitor future developments for applicability.

3. Research and development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, facilities costs, third-party license fees, and external costs of outside vendors and consultants engaged to conduct clinical development activities and clinical trials, (e.g., contract research organizations or “CROs”), as well as costs to develop manufacturing processes, perform analytical testing and manufacture clinical trial materials, (e.g., contract manufacturing organizations or “CMOs”). Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. In addition, funding from research grants, if any, is recognized as an offset to research and development expense based on costs incurred on the research program.

The Company annually incurs a significant amount of research costs to meet its business objectives. The Company has various research and development contracts, and the related costs are recorded as research and development expenses as incurred. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations at period end to those third parties. Any accrual estimates are based on several factors, including the Company’s knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs. For further details, please refer to the Related Parties disclosures in Note 17 below.

4. General and administrative

General and administrative costs consist primarily of salaries, share-based compensation, benefits, and other related costs for personnel and consultants in the Company’s executive and finance functions, professional fees for legal, finance, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include rent and maintenance of facilities and other operating costs not otherwise included in research and development expense.

5. Income taxes

The Company is subject to taxation in Italy, and with the addition of the Company’s wholly owned subsidiary in the U.S., the Company is subject to taxation in the U.S. Taxation in Italy includes the standard corporate income tax (“IRES”) and a regional business tax (“IRAP”). Taxation in the U.S. includes federal corporate income tax (“IRS”), as well as state and local taxes. Taxes are recorded on an accrual basis. They therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current rates enacted and applicable laws. In the future, the Company may be taxed in various other countries where it may have permanent establishments, as applicable. Due to the tax loss position reported, no income taxes were accrued for the six months ending June 30, 2025, and June 30, 2024, in Italy or the U.S. The subsidiary in the U.S. had an immaterial amount of other state taxes for the six months ended June 30, 2025.

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, measured at tax rates expected to be enacted at the time of their reversals. These temporary differences primarily relate to net operating losses carried forward available to offset future taxable income.

At each reporting date, the Company considers existing evidence, both positive and negative, that could impact its view with regard to future realization of deferred tax assets. In consideration of the start-up status of the Company, a valuation allowance has been established to offset the deferred tax assets, as the related realization is currently uncertain. In the future, should the Company conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance will be reduced to the extent of such expected realization, and the corresponding amount will be recognized as income tax benefit in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

The Company recognizes tax liabilities arising from an uncertain tax position if it is more likely than not that the tax position would not be upheld upon examination by the taxing authorities, based on the technical merits. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. For the Company, the prior five years of tax returns (2020-2024) are potentially subject to audit, and for the Company’s U.S. subsidiary Genenta Science, Inc., the open years for tax examination are 2022, 2023, and 2024.

At June 30, 2025, and June 30, 2024, the Company believes there were no significant differences regarding its deferred tax assets and its relevant components, compared to the computations of the preceding periods.

In 2011, the Italian tax authorities issued a set of rules that modified the previous treatment of tax loss carryforwards. According to the applicable law, all existing tax loss carry forwards will never expire, but they can offset only 80% of the taxable income of the year. The rules do not affect the tax loss carryforward that refers to the start-up period, defined as the first three years of operations starting from the inception of the Company.

The Company has analyzed its tax position by determining the amount of tax losses that can be carried forward indefinitely and has decided to accrue an allowance for related deferred tax assets as the Company is in a situation of pre-revenues that is destined to remain in the long run, and there is no certainty of the future recoverability of such tax losses through tax relevant incomes. Future taxable profits for the Company depend on the manufacture of marketable drugs following the successful completion of the clinical trials. Since the Company’s clinical trials are still in an early phase, the time frame and uncertainties regarding the outcome of the completion justify the full allowance of deferred tax assets.

6. Cash and cash equivalents

At June 30, 2025, cash and cash equivalents are detailed as follows:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Cash in bank	€4,961,495	€2,530,549
Cash in short-term marketable securities	211,155	2,047,200
Cash in hand & prepaid cards	3,982	4,000
Total cash and cash equivalents	€5,176,632	€4,581,749

7. Marketable securities

The Company invests available liquid assets, (i.e., not used or expected to be needed in short/very short-term operations), in marketable securities consisting of highly rated domestic and foreign government debt securities, specifically U.S. Treasury Bills and Notes, and Italian Government Bonds. Since the Company’s intent was not to sell the securities immediately, but the Company was uncertain if the securities would be held until maturity, it was determined that debt securities were to be classified as AFS.

For the six months ended June 30, 2025, the unrealized gain recognized during the reporting period on marketable securities still held at the reporting date was approximately €70,169, while there was no unrealized loss recognized during the reporting period on marketable securities still held at the reporting date.

Available-for-sale (“AFS”) debt securities are detailed as follows:

	June 30, 2025
	Amortized cost	Fair value	Unrealized gain (loss)	Allowance for credit losses

Available-for-sale (“AFS”)	€12,422,023	€12,491,755	€70,169	€-

Total debt securities	€12,422,023	€12,491,755	€70,169	€-

	December 31, 2024
	Amortized cost	Fair value	Unrealized gain (loss)	Allowance for credit losses

Available-for-sale (“AFS”)	€7,992,891	€8,078,002	€96,234	€-

Total Debt Securities	€7,992,891	€8,078,002	€96,234	€-

8. Fair value measurements

The Company measures certain assets and liabilities at fair value in accordance with ASC 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal or most advantageous market at the measurement date. Valuation techniques are designed to maximize the use of observable inputs and minimize unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy of which the first two are considered observable and the last is considered unobservable:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.
●	Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
●	Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value of assets classification is represented as follows:

	June 30, 2025
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	€5,176,632	€5,176,632	-	-
Marketable Securities	€12,491,755	€12,491,755	-	-
Total cash and cash equivalents, and marketable securities	€17,668,388	€17,668,388	€-	€-

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	€4,581,749	€4,581,749	€-	€-
Marketable Securities	€8,078,002	€8,078,002	€-	€-
Total cash and cash equivalents and marketable securities	€12,659,751	€12,659,751	€-	€-

The fair value of liabilities classification is represented as follows:

	June 30, 2025
	Total	Level 1	Level 2	Level 3
Mandatory convertible bond	€7,555,000	-	-	€7,555,000
Mandatory convertible bond	€7,555,000	€-	€-	€7,555,000

The instrument is classified as a Level 3 fair value liability under ASC 820, based on the use of significant unobservable inputs in its valuation (See Note 13. Mandatory convertible bond issuance for more details).

No transfers between levels of fair value hierarchy occurred during the period.

The Company had no assets or liabilities classified as Level 3 fair value at December 31, 2024.

The carrying values of the Company’s R&D tax credits, VAT credits, accounts payable, accrued expenses, and other current liabilities were evaluated and determined to approximate their fair values due to the short-term nature of these assets and liabilities.

9. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Value Added Tax (VAT)	€1,534,555	€698,735
Research and development tax credit	910,000	749,676
Advances payments to suppliers	35,799	35,991
Other current assets	209,793	210,830
Other prepaids	636,532	117,994
Total	€3,326,679	€1,813,226

Value added tax (“VAT”) receivable is linked to purchases. Italian VAT (Imposta sul Valore Aggiunto) applies to the supply of goods and services carried out in Italy by entrepreneurs, professionals, or artists, and on imports carried out by anyone. Intra-Community acquisitions are also subject to VAT under certain situations. The Italian standard VAT rate for 2025 and 2024 was 22%. Reduced rates are provided for specifically listed supplies of goods and services. The VAT receivable is carried forward indefinitely and does not expire.

The Company reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months.

The VAT balance is composed of two parts: the short-term VAT refund requested, amounting to approximately €868,000, which, as of June 30, 2025, has not yet been received and is reasonably expected to be received in the second half of the current year; and the VAT currently being accrued for 2025, which amounts to approximately €666,522.

During the six months ended June 30, 2024, the Company received a VAT refund of approximately €1.7 million, of which approximately €1.3 million related to short-term VAT and approximately €0.4 million related to VAT that was classified as long-term at December 31, 2023. The amount of VAT as of June 30, 2024, is related to the VAT accrued in the same period.

Tax credits on research and development represent a special tax relief offered to Italian companies operating in the research and development sector and can be used to offset most taxes payable. The Company has a total research and development tax credit available to be used of approximately €3.3 million as of June 30, 2025, which can be carried forward indefinitely and does not expire. However, given the start-up status of the Company, and the fact that it will not be profitable in the foreseeable future (which limits the utilization of the credit), the Company recognized a receivable balance that represents the Company’s best estimate of the amount of tax credit that can be used in offsetting taxes payable by the fourth quarter of 2026. This estimate is consistent with the Company’s most updated cash budget utilization projections approved by the Board in March 2025 and an internal revised cash forecast as of September 2025. According to the revised cash forecast, the Company’s available cash as of June 30, 2025, together with our investment in short-term marketable securities, is deemed more than sufficient to cover the operating activities through at least November 2026, without additional financing or other management plans.

During the six months ended June 30, 2025, and June 30, 2024, the Company utilized approximately €0.7 and €0.4 million, respectively, to offset certain social contributions and taxes payable.

The recorded benefit for the six months ended June 30, 2025, and June 30, 2024, was approximately €1.2 million and €0.1million, respectively, to offset research and development expenses. The amount of tax benefit to offset research and development expenses largely depends on the change in the overall valuation of the R&D tax credit. The reason for the increase in the tax benefit recorded in 2025 is that the valuation of the R&D tax credit as of June 30, 2024, was particularly conservative because the fundraising activities ongoing at that date had not yet materialized. Consequently, the going concern period based on the available financial resources was shorter.

The advance payments to suppliers mainly refer to an advance payment to a supplier whose activities are still ongoing based on a service agreement that provides for a discount on this advance payment on the last invoice that will be issued at the end of the works.

As of June 30, 2025, other current assets were primarily composed of tax credits amounting to approximately €0.2 million and they mainly relate to €180,000 of tax credit related to Italian Additional Corporate Tax (the “ACE tax”) which, based on the latest updates received from the Italian Revenue Agency, we still expect to recover in the short term and other minor tax and withholding tax credit.

The prepaids refer to accrual adjustments for services that have already been fully invoiced and paid, but whose economic usefulness is distributed over multiple periods beyond the current closing period. These costs mainly concern IT services, licenses, insurance, and manufacturing activities. The change in the prepaid balance is primarily influenced by the trend in manufacturing activities performed by the Company’s manufacturing vendor, AGC Biologics, and the amount of the premium for the directors’ and officers’ insurance policy. The change compared to the balance at the end of the previous period is primarily due to the increase in work-in-progress and prepaid manufacturing activities for AGC by approximately €460,000.

10. Fixed assets, net

Fixed assets consist of the following:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Software (ERP Implementation)	€87,800	€87,800
Equipment	61,069	53,445
Total fixed assets	148,869	141,245
Less: accumulated depreciation	(112,263)	(98,323)
Fixed assets, net	€36,606	€42,922

Software included software customization and development costs related to information technology security infrastructure and the Company’s ERP system.

Equipment consists of computers, furniture, and fixtures in our office space in Milan, Italy.

There were no significant purchases, disposals, or impairments during the six months ended June 30, 2025.

Depreciation has been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated economic lives.

11. Other non-current assets

Other non-current assets consist of the following:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Value Added Tax (VAT)	€120,853	€290,150
Research and development tax credit	390,000	-
Other non-current assets	7,981	14,594
Other non-current assets - related party	3,350	3,350
Total other non-current asssets	€522,184	€308,094

The balance of long-term VAT credit is what remains outstanding after the refund of €0.4 million received during the six months ended June 30, 2024.

The R&D tax credit long-term portion at June 30, 2025, was approximately €0.4 million. As of December 31, 2024, the long-term R&D tax credit balance was zero due to the uncertainty regarding the outcome of the fundraising activities, which had not yet materialized but were successfully concluded in the first half of 2025.

As of June 30, 2025, the balance of other non-current assets includes the ROU of a finance lease for a company car:

●	Lease Term: 48 months, from February 2022 to January 2026
●	Annual Lease Payment: €13,967 (monthly €1,164), fixed for the term
●	Lease Type: Finance lease (Right-of-Use asset recognized)
●	Initial Recognition: Discounted at 6.25%, resulting in ROU asset and liability of approx. €49,320
●	Insurance Costs: Accounted for separately (non-lease component)
●	As of 30 June 2025:

○	ROU asset and current lease liability net value: €7,981

Lessee direct costs were deemed immaterial at inception. Remaining lease obligations extend through January 2026.

In addition, Other non-current assets related party consists of a security deposit of €3,350 paid to OSR - San Raffaele Hospital as a security guarantee for the office lease contract. (See Note 18. Commitments and contingencies.)

12. Retirement benefit obligation

Employees in Italy are entitled to Trattamento di Fine Rapporto (“TFR”), commonly referred to as an employee leaving indemnity, which represents deferred compensation for employees in the private sector. Under Italian law, an entity is obligated to accrue TFR on an individual employee basis, payable to each individual upon termination of employment (including both voluntary and involuntary dismissal). The annual accrual is approximately 7% of total pay, with no ceiling, and is revalued each year by applying a pre-established rate of return of 1.50%, plus 75% of the Consumer Price Index, and is recorded by a book reserve. TFR is an unfunded plan. The costs of the retirement benefit obligation are accounted for under the provisions of ASC 715, Compensation – Retirement Benefits.

The amount of the obligation at June 30, 2025, and December 31, 2024, was €293,649 and €227,767, respectively. The increase was due to the increase in personnel costs and as a result of new hires in the previous period and the payment of performance bonuses in May 2025, on which a portion of the TFR accrues.

13. Mandatory convertible bond issuance

On March 19, 2025, the Company issued the first tranche of a mandatory convertible bond (the “MCB” or the “POC” – Prestito Obbligazionario Convertibile) for a nominal amount of €7,500,000, as part of a broader issuance totaling €20,000,000, pursuant to the agreement with Fondazione Enea Tech e Biomedical (the “Investor”) signed on March 12, 2025.

The instrument denominated “Genenta 2025–2028,” is structured as a three-year mandatory convertible bond, with no cash redemption at maturity. A second tranche of €12,500,000 may be issued contingent on the achievement of clinical, regulatory, and financial milestones, or as otherwise agreed between the parties.

The key terms, including conversion terms of the instrument are summarized as follows:

●	Total nominal value:	€20,000,000 (two tranches)
●	Tranche 1 issued:	€7,500,000 on March 19, 2025
●	Tranche 2 (conditional):	€12,500,000, contingent on R&D and financial milestones
●	Maturity:	March 19, 2028
●	Mandatory conversion:	mandatory and automatic at maturity, or earlier based on specific conditions
(e.g., Change of Control or Investment Round)
●	Conversion formula:	55% based on the 90-day VWAP of ADS + 45% based on the fair market value determined by a third party
●	Conversion price cap:	USD 17.64 per share
●	Equity cap:	Conversion limited to a maximum of 29% of share capital
●	Discount (if applicable):	6% or 3% depending on market conditions
●	Interest:

○	6% per annum if paid in ordinary shares (“equity-settled”)
○	4% per annum if paid in cash
○	Interest is accrued annually and payable in full upon conversion

●	Redemption rights:	No right of early redemption by the bondholder, except in the case of default or material breach
●	Price of conversion:	Weighted average of 55% market ADS price and 45% fair value (as determined by an independent advisor), with caps and anti-dilution adjustments (see Conversion Formula above)
●	Lock-up:	Converted shares are subject to lock-up (2 years, or 1 year if converted early)
●	Classification:	No embedded derivative requiring bifurcation, no cash settlement feature

The Company’s Board has formally resolved at its meeting on June 4, 2025, to pay interest in shares at the annual rate of 6%, not in cash, subject to any extraordinary activity of the Company requiring cash payment, such as a merger, acquisition, or other change in control.

Interest is accrued annually at a rate of 6% and fully payable in ordinary shares (“equity-settled”) upon conversion of the MCB. Since the instrument is measured at fair value, interest is not accrued separately; instead, it is embedded in the liability’s fair value. Consequently, the total fair value of the liability (including the implicit interest) is remeasured at each reporting date, and any change in fair value is a gain (loss) of the reporting period.

The amount of due diligence costs related to the agreement with the Investor and the issuance of the MCB, recognized in the Consolidated Statements of Operations and Comprehensive Loss as financial expenses as of June 30, 2025, is approximately €391,000.

Fair valuation at initial recognition

The conversion terms are contingent upon specific corporate scenarios such as an investment round, a change of control, maturity, and dissolution, with scenario-based probabilities assigned to each. Given the presence of non-linear payoffs, optionality features, and market-linked triggers, a Monte Carlo simulation model was employed to value the instrument at initial recognition.

The valuation was made using a risk-neutral Monte Carlo simulation model consisting of 20,000 paths, projecting the issuer’s stock price via Geometric Brownian Motion with volatility calibrated over a three (3) year forward-looking horizon.

Key inputs included:

Parameter	Value / Source
Effective date	March 19, 2025
Maturity	March 19, 2028
Nominal value	$8.165 million (converted from €7.5 million FX as of 3/19/2025)
Risk-free rate	4.00% (U.S. Treasury, 3.0-year term)
Equity volatility (annualized)	83.0% (Historical, 3.0-year horizon)
Stock price on valuation date	$3.82 (Nasdaq CM: GNTA – S&P Capital IQ)
Simulated term	3.0 years
Number of simulations	20,000

Scenarios modeled:

Scenario	Probability	Event date	Average bond balance (USD 000s)	Average payoff (USD 000s)	Discount rate	PV factor	PV (USD 000s)
Investment round	2.5%	3/31/2026	$8,678	$9,321	7.3%	0.9299	$217
Change of control	5.0%	12/31/2027	$9,548	$9,776	7.3%	0.8221	$402
Maturity	90.0%	3/19/2028	$9,656	$10,317	7.3%	0.8098	$7,519
Dissolution	2.5%	9/30/2026	$8,927	$1,225	7.3%	0.8977	$27
Total Fair Value							$8,165

Fair value in euros (at spot FX rate): €7,500,000.

Fair value subsequent measurement at June 30, 2025

The fair value was updated as of June 30, 2025, using a Monte Carlo simulation with 20,000 price paths, calibrated using a Geometric Brownian Motion model to simulate GNTA share prices and scenario-specific conversion payoffs.

Key valuation inputs:

Parameter	As of March 19, 2025	As of June 30, 2025
GNTA share price	$3.82	$3.05
Stock volatility (3.0-year horizon)	83.0%	82.0%
Risk-free rate (3.0 years)	4.0%	3.7%
Implied yield (adjusted yield for June 30, 2025)	7.3%	6.8%
Expected term	3.0 years	2.7 years

Scenarios modeled:

Scenario	Probability	Event date	Average bond balance (USD 000s)	Average payoff (USD 000s)	Discount rate	PV factor	PV (USD 000s)
Investment round	2.5%	6/30/2026	$9,495	$10,205	6.8%	0.9359	$239
Change of control	5.0%	12/31/2027	$10,301	$10,340	6.8%	0.8472	$438
Maturity	90.0%	3/19/2028	$10,417	$10,863	6.8%	0.8352	$8,166
Dissolution	2.5%	12/31/2026	$9,765	$1,321	6.8%	0.9052	$30
Total Fair Value							$8,873

Fair value in euros (at spot FX rate): €7,555,000.

Fair value increase primarily reflects currency translation movement, the lower market yield, time decay, accumulation of accrued PIK interest, and minor equity path shifts despite a lower stock price.

14. Shareholders’ equity

At December 31, 2023, the Company had 18,216,958 ordinary shares issued and outstanding with approximately 1.8 million ordinary shares reserved for the Plan.

In March 2024, 72,908 new ADSs were sold and issued pursuant to the Prior ATM, and the Company recorded an increase in ordinary shares, no par value of €270,885.

For the six-months ended June 30, 2024, the Company accrued €232,768 as the fair value of stock options granted as per the Plan. (See Note 15. Share-based compensation for more details.)

At June 30, 2024, the Company had 18,289,866 common shares issued and outstanding, with approximately 1.8 million ordinary shares reserved for the Plan.

At December 31, 2024, the Company had 18,289,866 common shares issued and outstanding with approximately 0.9 million ordinary shares reserved for the Plan.

In March 2025, 856,602 new ADSs were issued pursuant to the ATM, and the Company recorded an increase in ordinary shares, no par value of €2,977,061.

At June 30, 2025, the Company had 19,146,468 ordinary shares issued and outstanding, with approximately 0.4 million common shares reserved for the Plan.

For the six months ended June 30, 2025, the Company accrued €424,360 as the fair value of stock options granted as per the Plan. (See Note 15. Share-based compensation for more details.)

15. Share-based compensation

As mentioned in Note 2. Summary of significant accounting policies, to reward the efforts of employees, officers, directors, and certain consultants, and to promote the Company’s growth and development, the Board may approve, upon occasion, various share-based awards.

Below is a table that summarizes the key information regarding the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (Years)	Aggregate intrinsic value
Outstanding as of January 1, 2024	586,923	€4.84	6.53	€67,596
Granted	587,650	2.87	9.50	-
Vested and exercised	-	-	-	-
Cancelled or forfeited	(204,265)	5.94	-	-
Outstanding as of December 31, 2024	970,308	€3.65	8.75	€706,366
Exercisable as of December 31, 2024	514,210	€4.13	8.23	€199,667
Outstanding, expected to vest as of December 31, 2024	456,098	€3.10	9.33	€506,699

Outstanding as of January 1, 2025	970,308	€3.65	8.75	€706,366
Granted	495,507	3.83	9.93	-
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of June 30, 2025	1,465,815	€3.40	8.82	€634,066
Exercisable as of June 30, 2025	662,291	€3.56	7.98	€270,230
Outstanding, expected to vest as of June 30, 2025	803,524	€3.27	9.51	€363,835

At January 1, 2024, there were 586,923 granted stock options and 1,234,772 stock options remaining available for grant.

In April 2024, non-qualified stock options (“NSOs”) on 147,783 shares expired unexercised. These options had a two (2) year term and were awarded to the Company’s former Chairman in April 2022, according to the terms of a sub-plan called the “2021-2025 Chairman Sub-Plan” (or the “Sub-Plan”) attached to the original Equity Incentive Plan 2021–2025.

In July 2024, the Board, as the administrator of the Equity Incentive Plan 2021-2025, awarded NSOs on 587,650 shares to the Company’s directors, officers, and employees. The directors’ NSOs vest immediately with a 10-year term. The officer and employee NSOs have a 10-year term and vest monthly over a three (3) year period, except that employees with less than one year of service have a one-year cliff vesting from the date of hire, and then monthly vesting thereafter. All options have an exercise price utilizing the stock price at the date of grant of $3.083 per share.

In the second half of 2024, two employees and a consultant left the Company. As per the applicable rules, the options already granted to employees and consultants, but not yet vested as of the termination date of their respective employment or consultancy contracts, have been returned to the stock option pool for a total of 56,482. Combined with those already returned to the pool in April 2024, a total of 204,265 options were returned to the pool in 2024.

At December 31, 2024, there were 970,308 granted stock options and 858,678 stock options remaining available for grant.

In June 2025, the Board, as the administrator of the Equity Incentive Plan 2021–2025, awarded NSOs on 495,507 shares to the Company’s directors, officers, and employees. For the Chairman and CEO, the NSOs vest monthly over three (3) years and have a 10-year term. For the other two directors of the Company, the NSOs vest monthly over one (1) year, also with a 10-year term. The NSOs granted to officers and employees also have a 10-year term and vest monthly over three (3) years, except for employees with less than one (1) year of service, whose options include a one-year cliff vesting from the date of hire, followed by monthly vesting thereafter.

In June 2025, the CFO was awarded 23,007 NSOs instead of a portion of his 2023 and 2024 performance cash bonus. These options vested immediately and have a 10-year term.

At June 30, 2025, there were 1,670,080 granted stock options and 448,831 stock options remaining available for grant.

All options were granted with an exercise price of $4.36 per share, reflecting the stock price on the date of grant.

The Company calculates the fair value of stock option awards granted to employees and non-employees using the Black-Scholes option-pricing method. The Company chose this method because it is considered easier to apply, and it is a defined equation that incorporates only one set of inputs. As a result, it is the model most commonly in use.

If the Company determined that other methods were more reasonable, or other methods for calculating these assumptions were prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase in the share-based compensation expense to non-employees determined at the date of grant. Share-based compensation expense to non-employees affects the Company’s general and administrative expenses and research and development expenses, depending on the non-employee’s function.

The Company calculated the stock-based compensation expense for the granted options using the Black-Scholes method, applying the following inputs for each stock grant:

●	The option’s exercise price.
●	The option’s expected term.
●	The underlying share’s current price.
●	The underlying share’s expected price volatility during the option’s expected (or in certain cases, contractual) term, or in cases where the calculated value is used, the historical volatility of an appropriate industry sector index.
●	The underlying shares’ expected dividends during the option’s expected (or in certain cases, contractual) term, except in cases such as when dividend protection is provided; and
●	The risk-free interest rate during the option’s expected (or in certain cases, contractual) term.

The Company’s share-based compensation expense for the period ended June 30, 2025, and June 30, 2024, is represented by the following table:

	Year ended June 30
	2025	2024
(in Euros)
Research & development expense	€82,369	€37,173
Research & development expense - related party	39,806	-
General & administrative expense	68,449	114,219
General & administrative expense - related party	161,740	81,376
Total	€352,364	€232,768
Unrecognized expense	€2,652,303	€747,043

For the six months ended June 30, 2025, and June 30, 2024, the Company recorded €352,364 and €232,768, respectively, as the fair value of the stock options granted. The amount of unrecognized expense at June 30, 2025, and June 30, 2024, was €2,652,303 and €747,043, respectively.

The amount of stock option expenses recognized in the Consolidated Statements of Operations and Comprehensive Loss, totaling €352,364, differs from the €424,360 reported in the Consolidated Statements of Changes in Shareholders’ Equity. The difference of €71,995 is explained by the partial offset of provisions previously accrued in the Consolidated Balance Sheets for 2023 and 2024 performance bonuses.

The weighted average grant date fair value of the options granted during the six months ended June 30, 2025, was €3.83 per share.

There were no options granted during the six months ended June 30, 2024.

Weighted average shares

The weighted average number of shares outstanding is calculated by weighting the shares outstanding during the period for the length of time they were outstanding. For the six months ended June 30, 2025, and June 30, 2024, the Company had weighted average ordinary shares outstanding of 18,767,859 and 18,256,622, respectively. The Company’s ordinary shares have no par value.

16. Accumulated Other Comprehensive Income

Accumulated Other Comprehensive Income relates to marketable securities fair value measurement reserve and cumulative translation adjustment reserve as reported in the following table:

	Changes in Accumulated Other Comprehensive Income
	For the Period Ending June 30, 2025
	Unrealized gains and losses on available-for-sale debt securities	Foreign currency translation adjustments	Total

Beginning Balance	€96,234	€(7,288)	€88,946
Adjustment for net (gain) loss on marketable securities	(96,234)	-	(96,234)
Change in fair value of marketable securities	70,169	-	70,169
Cumulative translation adjustment	-	69,663	69,663
Total	€70,169	€62,375	€132,544

The unrealized net gain on marketable securities not matured at June 30, 2025, was approximately €26,000.

Translation adjustments on investment transactions expressed in U.S. dollars were not material.

The cumulative translation adjustments reserve mainly includes the effect of the translation of U.S. dollars held by the U.S. Subsidiary into Euros as the consolidated financial statements’ currency.

17. Related parties

The Company’s R&D expenses are a combination of third-party expenses, and related party expenses, as detailed below:

	Six Months Ended June 30, 2025
	Third parties	Related parties	Total

Consultants & other third parties	€113,224	€77,500	€190,724
Materials & supplies	890,580	-	890,580
Compensation (including share-based)	344,999	8,399	353,398
Travel & entertainment	14,935	-	14,935
Other	5,098	-	5,098
Total	€1,368,836	€85,899	€1,454,736

	Six Months Ended June 30, 2024
	Third parties	Related parties	Total

Consultants & other third parties	€113,498	€303,298	€416,796
Materials & supplies	911,246	-	911,246
Compensation (including share-based)	349,839	329,227	679,066
Travel & entertainment	17,589	-	17,589
Other	15,693	-	15,693
Total	€1,407,865	€632,525	€2,040,390

Related party R&D expenses for consultants & other third parties refer mainly to the costs of preclinical and clinical activities charged by OSR. The decrease compared to the previous period is mainly due to the greater offsetting effect of these costs with the tax benefit resulting from the revaluation of the R&D tax credit as of June 30, 2025.

R&D costs for materials & supplies relate mainly to manufacturing costs charged by the Company’s main manufacturing vendor, AGC Biologics. There were no significant differences with respect to the previous period.

Compensation costs relate to R&D personnel wages, salaries, and share-based compensation, including social contributions, and other related personnel costs. The significant reduction in these costs compared to the same period of the previous year is due to the offsetting effect of the reversal of the 2023 and 2024 bonus provision for unpaid and cancelled bonuses.

Travel & entertainment expenses relate mainly to business trips and scientific conferences. Other R&D expenses relate to minor general operating costs.

Other R&D costs relate to expenses of various nature that are normally variable and not material.

The Company’s general and administrative expenses are also a combination of third-party and related-party expenses, as detailed below:

	Six Months Ended June 30, 2025
	Third parties	Related parties	Total

Compensation (including share-based)	€337,613	€594,625	€932,238
Accounting, legal & other professional	363,921	10,070	373,991
Communication & IT - related	83,167	-	83,167
Facility & insurance - related	2,257	8,689	10,946
Consultants & others	195,124	7,800	202,924
Others	323,110	1,981	325,091
Total	€1,305,192	€623,165	€1,928,357

	Six Months Ended June 30, 2024
	Third parties	Related parties	Total

Compensation (including share-based)	€451,903	€698,620	€1,150,523
Accounting, legal & other professional	557,049	-	557,049
Communication & IT-related	85,277	-	85,277
Facility & insurance-related	984	8,120	9,104
Consultants & others	324,306	-	324,306
Others	350,752	967	351,719
Total	€1,770,271	€707,707	€2,477,978

The decrease in compensation expenses compared to the same period of the prior year was mainly due to a former employee’s contractual relationship with the Company ending in the second half of 2024. Furthermore, a portion of the performance bonuses previously accrued in 2023 and 2024 were reversed, generating an offsetting effect on period costs accounted for as a change in accounting estimate.

The reduction in accounting, legal & other professional fees was mainly the result of a review of certain agreements with external professionals, which generated savings.

Facility & insurance-related costs include expenses for the Company’s office space and parking, which are charged by OSR.

Consultants & other third-party costs decreased compared to the same period of the prior year, both due to savings generated from a review of ongoing agreements with external professionals, and a Company advisor’s contractual relationship was terminated.

Consultants & others expenses, presented under the related parties column, pertain to additional compensation for the CEO in his new role as the Company’s Chairman, for the months of May and June 2025.

Other costs relate to a variety of administrative and general expenses for approximately €51,000, depreciation expenses for approximately €14,000, insurance for approximately €93,000 (specifically the limited liability Director and Officers, or “D&O,” policy), registration fees (Nasdaq, SEC, etc.) for approximately €30,000, membership fees for approximately €12,000, patent maintenance for approximately €131,000 and other various minor expenses as institutional website maintenance, data protection compliance, car leasing and car maintenance, conventions and meetings, etc.

Others related parties expenses primarily pertain to a new insurance policy for the CEO in his position as executive employee (General Manager) of the Company.

The Company’s accounts payable to related parties comprise the following:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
San Raffaele Hospital (OSR)	€-	€180,116
Total	€-	€180,116

The Company’s accrued expenses to related parties comprise the following:

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
San Raffaele Hospital (OSR)	€198,163	€128,188
Pierluigi Paracchi	-	336,000
Richard Slansky	7,491	243,101
Carlo Russo	9,988	324,055
Studio Legale Lexia	10,070	-
Bernhard Gentner	5,000	-
Total	€230,712	€1,031,345

The decrease in accrued expenses to related parties compared to the prior period is attributable to the reversal of performance bonus accruals related to 2023 and 2024 for partial payment or cancellation.

The Company has identified the following related parties:

●	Pierluigi Paracchi (director, CEO, and co-founder of the Company);

●	Luigi Naldini (co-founder of the Company and chair of the Scientific Advisory Board);

●	Bernard Rudolph Gentner (co-founder of the Company and member of the Scientific Advisory Board);

●	Carlo Russo (Chief Medical Officer and Head of Development);

●	Richard Slansky (Chief Financial Officer);

●	Ospedale San Raffaele (co-founder of the Company, shareholder, main service provider for clinical activity, and licensor of brands of any product that can be obtained through research).
●	Studio Legale Lexia (appointed June 2025 as legal services provider to the Company). Giacomoantonio Paracchi , brother of the Company CEO, is a partner of Lexia.

These parties could exercise significant influence on the Company’s strategic decisions, behavior, and future plans.

The following is a description of the nature of the transactions between the Company and these related parties:

Pierluigi Paracchi

Mr. Pierluigi Paracchi is the Company’s Chief Executive Officer, Chairman, and co-founder. His new executive employment agreement with the Company, effective April 1, 2025, provides an annual gross salary of €451,560 plus a 40% annual bonus subject to Board approval. Mr. Paracchi also has use of a Company car, for which the Company entered an operating lease agreement.

Effective from May 2025, Mr. Paracchi also receives an annual compensation of €45,000 for his role as the Company’s Chairman of the Board of Directors.

In June 2025, previously accrued performance bonuses for the years 2023 (€168,000) and 2024 (€168,000) were paid, for a total gross amount of €336,000. No bonuses were accrued for the six months ended June 30, 2025.

In June 2025, Mr. Paracchi received NSOs on 80,000 of the Company’s ADSs, compared to July 2024, when he received options on 120,000 of the Company’s ADSs.

For the six months ended June 30, 2025, and June 30, 2024, the Company expensed approximately €307,000 (€364,000 including social contribution and TFR) and €300,000 (€357,000 including social contribution and TFR), respectively, related to compensation for Mr. Paracchi.

Luigi Naldini/Bernard Rudolph Gentner

Drs. Luigi Naldini and Bernhard Gentner are co-founders of Genenta and part of the SAB - Scientific Advisory Board, with Dr. Naldini as Chairman, and Dr. Gentner as a member. The Company has consulting agreements with each of Drs. Naldini and Gentner.

Dr. Naldini has an advisory agreement approved by the Board of Directors whereby he and his staff perform pre-clinical studies for the Company. The latest consulting agreement with Dr. Naldini was signed on June 20, 2022, which included an annual fee of €100,000 starting July 1, 2022.

On May 12, 2025, the consulting agreement dated June 20, 2022, was amended to extend its validity for an additional 12 months, from July 1, 2025, to June 30, 2026. The contract will not be automatically renewed beyond this period. Additionally, the annual fee for the extended term was reduced to €50,000.

As of June 30, 2025, and June 30, 2024, Dr. Naldini billed €50,000, and all the issued invoices were paid before June 30, 2024.

Dr. Gentner, like Dr. Naldini, oversees pre-clinical research related to the Company’s platform technology. In addition, he analyzes clinical biological data. The consulting agreement with Dr. Gentner started on July 1, 2022, and provides fees in the amount of €22,500 per year.

On May 8, 2025, the consulting agreement originally dated April 1, 2016, and subsequently amended on July 1, 2022, was further amended to reduce the annual compensation for Dr. Gentner from €45,000 to €22,500, effective July 1, 2025. The agreement will remain in effect for a fixed term of one (1) year, from July 1, 2025, through June 30, 2026.

As of June 30, 2025, and June 30, 2024, Dr. Gentner billed €22,500, and all the issued invoices were paid.

In February 2024, Dr. Gentner entered into an addendum to the consulting agreement in which the Company agreed to pay a total one-time fee of up to €15,000 to conduct research and write and submit a scientific research paper. The agreement stipulated the fees that were to be billed progressively, if and when the expected research steps were met.

At June 30, 2024, only the first step was achieved, billed, and paid in the amount of €5,000.

At June 30, 2025, the second step was achieved, with an accrued (not yet paid) amount of €5,000.

Carlo Russo

Dr. Carlo Russo serves the Company as Chief Medical Officer and Head of Development, and is responsible for the clinical development of Temferon™, the Company’s gene therapy platform. His current employment arrangement is in place with the U.S. Subsidiary, and it provides for an annual gross salary of $500,000, plus a 30% bonus, subject to Board approval.

In June 2025, previously accrued performance bonuses for the years 2023 and 2024 were reversed for a total amount of approximately €260,000. No bonuses were accrued for the six months ended June 30, 2025.

In June 2025, Mr. Russo received NSOs on 65,000 of the Company’s ADSs, compared to July 2024 when he received NSOs on 100,000 of the Company’s ADSs.

For the six months ended June 30, 2025, and June 30, 2024, the Company expensed approximately €226,379, gross of the impact of the bonus reversal, and €329,000, respectively, related to compensation for Dr. Russo.

Richard Slansky

Mr. Richard Slansky is the Chief Financial Officer of the Company. His current employment arrangement is in place with the U.S. Subsidiary, and it provides an annual gross compensation of $375,000 plus a 30% bonus subject to Board approval.

In June 2025, Mr. Slansky was awarded a bonus of approximately €98,832 (gross amount), related to the activity performed in 2023, and €49,416 (gross amount), related to the activity performed in 2024, and accrued in the respective periods.

The 2023 bonus was allocated as follows:

-	15,338 fully vested NSOs based on the Black-Scholes pricing model in place of €47,997 cash as a portion of the 2023 bonus;

-	€45,902 paid in cash to Mr. Slansky;

-	€2,196 and €1,318, respectively, allocated from Mr. Slansky’s bonus to two (2) finance employees and paid in cash.

The original 2024 bonus amount accrued was approximately €108,000; however, this was reduced by 50% and allocated as follows:

-	7,669 fully vested NSOs based on the Black-Scholes pricing model in place of €23,998 cash as a portion of the 2024 bonus;

-	€18,531 paid in cash to Mr. Slansky;

-	€3,089, €1,853, and €1,235, respectively, allocated from Mr. Slansky’s bonus to three (3) finance employees and paid in cash.

No bonuses were accrued for the six months ended June 30, 2025.

For the six months ended June 30, 2025, and June 30, 2024, the Company expensed approximately €399,673 gross of the impact of the bonus reversal and €243,000, respectively, related to compensation for Mr. Slansky.

OSR – San Raffaele Hospital

San Raffaele Hospital (“OSR”) is a co-founder of the Company, and the Company is a corporate and research spin-off of OSR. OSR is one of the leading biomedical research institutions in Italy and Europe, with a 45-year history of developing innovative therapies and procedures. The Company has agreements to license technology, to perform research, pre-clinical and clinical activities, as well as to lease facilities, and obtain certain other support functions. The Company’s headquarters is currently located in an OSR facility.

Amended and Restated OSR License Agreement

The Company entered into an Amended and Restated License Agreement (the “ARLA”) with OSR in March 2023, replacing its prior license arrangement. The ARLA became effective following the required authorization under Italy’s Golden Power regulations (Law Decree No. 21/2012), which was granted by the competent Italian authority on April 20, 2023.

Pursuant to the terms of the ARLA, OSR has granted the Company an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR), sublicensable, worldwide license, subject to certain retained rights, to (1) certain patents, patent applications and existing know-how for the use in the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-hematopoietic stem and progenitor cells (“HSPC”) gene transfer with respect to any solid cancer indication (including glioblastoma and solid liver cancer) and/or any lympho-hematopoietic indication for which the Company exercises an option (described below); and, (2) certain gene therapy products (subject to certain specified exceptions related to replication competent viruses) developed during the license term for use in the aforementioned field(s) consisting of any lentivirals or other viral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-hematopoietic indication means any indication related to lympho-hematopoietic malignancies, and solid cancer indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), with each affected human organ counting as a specific solid cancer indication.

The rights retained by OSR, and extending to its affiliates, include the right to use the licensed technology for internal research within the field(s) of use, the right to use the licensed technology within the field(s) of use other than in relation to the licensed products, and the right to use the licensed technology for any use outside the field(s) of use, but subject to the options described below. In addition, the Company granted OSR a perpetual, worldwide, royalty-free, non-exclusive license to any improvement generated by the Company with respect to the licensed technology, to conduct internal research within the field(s) of use directly, or in or with the collaboration third parties; and, for any use outside the field(s) of use, in which case the license is sublicensable by OSR. Finally, the worldwide rights for the field(s) of use granted to the Company regarding the Lentigen know-how are non-exclusive and cannot be sublicensed due to a pre-existing nonexclusive sublicense to these rights between OSR and GlaxoSmithKline Intellectual Property Development Limited.

Pursuant to the ARLA, the Company has an exclusive option exercisable until April 20, 2026, to any OSR product improvements at no additional cost, which could be useful for the development and/or commercialization of licensed products in the field of use. The Company also has an exclusive option exercisable until April 20, 2026 (the “LHI Option Period”) to any lympho-hematopoietic indication(s) to be included as part of the field of use, on an indication-by-indication basis, subject to the payment of specified option fees and milestone payments:

●	€1.0 million for the first lympho-hematopoietic indication;

●	€0.5 million for the second lympho-hematopoietic indication; and

●	€0.3 million for the third lympho-hematopoietic indication.

No option fee is due for the fourth lympho-hematopoietic indication and any subsequent lympho-hematopoietic indications.

The Company has the right to extend the LHI Option Period twice for an additional 12-month period, subject to the payment of specified extension fees.

Prior to the effective date of the ARLA, the Company paid OSR an upfront fee in an amount equal to €250,000 pursuant to the Original OSR License Agreement.

Pursuant to the ARLA, as consideration, the Company agreed to pay OSR additional license fees equal to up to €875,000 in total, which were payable on April 20, 2023, December 31, 2023, and upon the Company entering into a sublicense agreement with a third party sublicensee (pursuant to which the Company is entitled to receive an upfront payment in an amount exceeding a specified threshold from such sublicensee) during the period between September 30, 2022 and April 20, 2028 (with most of these additional license fees being triggered upon the Company entering into such a sublicense agreement). In addition, the Company has agreed to pay OSR royalties on a single-digit percentage of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of our net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the United States and certain E.U. countries, and achievement of certain net sales levels.

As part of the ARLA, the Company has agreed to use reasonable efforts to involve OSR in Phase I clinical trials for licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. The Company is also obligated to carry out its development activities using qualified and experienced professionals and a sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require the Company to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments). (See Note 18. Commitments and contingencies.)

OSR maintains control of the preparation, prosecution, and maintenance of the patents licensed. The Company is obligated to pay those costs unless additional licensees benefit from these rights, in which case the cost will be shared pro rata. OSR controls the enforcement of the patents and know-how rights, at its own expense. If OSR fails to file suit to enforce such rights after notice from the Company, the Company has the right to enforce the licensed technology within the field of use. Both the Company and OSR must consent to settlement of any such litigation, and all monies recovered will be shared, after reimbursement for costs, in relation to the damages suffered by each party, or failing a bona fide agreement between the Company and OSR, on a 50% - 50% basis.

The ARLA expires upon the expiry of the “Royalty Term” for all licensed products and all countries, unless terminated earlier. The Royalty Term begins on the first commercial sale of a licensed product in each country, on a country by country basis, and ends upon the later of the (a) expiration of the commercial exclusivity for such product in that country (wherein the commercial exclusivity refers to any remaining valid licensed patent claims covering such licensed product, any remaining regulatory exclusivity to market and sell such licensed product or any remaining regulatory data exclusivity for such licensed product), and (b) 10 years from the first commercial sale of such licensed product in such country.

The parties may terminate the agreement in the event the other party breaches its obligations therein, which termination shall become effective 60 business days following written notice thereof to the breaching party. The breaching party shall have the right to cure such breach or default during such 60 business days. OSR may terminate the agreement for failure to pay if the Company fails to pay any of the upfront payments, additional license fees, sublicensing income, or milestone payments within 30 days of due dates for each. In addition, OSR may terminate (with a 60-business-day prior written notice) the Company’s rights as to certain fields of use for the Company’s failure to achieve certain development milestones for specified licensed products within certain time periods, which may be subject to extension. In addition, OSR may terminate the agreement if commercialization of a licensed product is not started within 24 months from the grant of both (i) the MAA approval and (ii) the pricing approval of such licensed product, provided that such termination will relate solely to such licensed product and to such country or region to which both such MAA approval and pricing approval were granted.

Amendment to OSR Amended and Restated License Agreement

On September 28, 2023, the Company and OSR entered into an amendment to the ARLA, whereby the Company and OSR agreed that the Company had fulfilled the obligations as outlined in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that the Company and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsored research agreement with regards to Candidate Products 2, OSR granted the Company an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and the Company’s fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file, and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by the Company.

At June 30, 2025, the cumulative total amount of expenses for the OSR clinical trial activity from inception amounted to approximately €11.8 million and includes the cost for the exercise of the first and the second solid cancer indication option fee of €1.0 million as well as the cost for ARLA fees of €0.4 million.

At June 30, 2025, there were no pending activities with OSR related to any agreement in place prior to the ARLA effective date, except for the project called “TEM-MM unspent budget reallocated to the TEM-GBM study,” for which the last tranche of activities corresponding to the 20% of the total project approximately amounting to €0.2 million, as a whole, is still to be completed.

OSR Sponsor Research Agreement

On August 1, 2023, the Company entered into a Sponsored Research Agreement (“CP1 SRA”), which was contemplated under the ARLA, pursuant to which the Company will fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research projects, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform the Company and provide an estimate for completing the research.

During the period from the date of execution of the CP1 SRA until six months from the last report delivered to the Company under the CP1 SRA (the “CP1 Option Period”), the Company has the exclusive option to include certain intellectual property related to Candidate Products 1 and Candidate Products 1 as part of the licensed patents and licensed products under the ARLA. To exercise this option, the Company must pay an option exercise fee. The Company also has the right to extend the CP1 Option Period twice for an additional 24-month period. The extension requires payment of an extension fee for each 24-month extension.

At June 30, 2025, the Company recorded and paid approximately €0.5 million for the CP1 SRA studies.

Operating leases

The Company entered into a non-cancelable lease agreement for office space in December 2020. (See Note 18. Commitments and contingencies.)

Studio Legale Lexia

On June 4, 2025, the Company entered into an agreement for the provision of legal services with Studio Legale Lexia (“Lexia”). As of June 30, 2025, accrued expenses – related party included €10,070 for legal services provided by Lexia.

18. Commitments and contingencies

The Company exercises considerable judgment in determining the exposure to risks and recognizing provisions or providing disclosure for contingent liabilities related to pending litigations or other outstanding claims and liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and in quantifying the possible range of the final settlement. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Due to the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to provisions may significantly affect future operating results.

The following table summarizes the Company’s future commitments by contractual maturity on June 30, 2025:

	Payments by Period
		Less than a			More than
(in Euros)	Total	year	1 to 3 years	4 to 5 years	5 years
OSR office rent	€16,141	€16,141	€-	€-	€-
AGC manufacturing	3,085,053	2,853,386	231,667	-	-
Insurance policies	4,664	4,664	-	-	-
Total	€3,105,858	€2,874,191	€231,667	€-	€-

The commitments with OSR relate to the office rent agreement, while the commitments with AGC Biologics (“AGC”) relate to product manufacturing and services.

Insurance on operating leases is related to the non-lease insurance component of the Company’s auto lease agreement, which was entered into in February 2022 and has a term of four (4) years.

The Company has not included future milestones and royalty payments in the table above because the payment obligations under these agreements are contingent upon future events, such as the Company’s achievement of specified milestones or generating product sales, and the amount, timing, and likelihood of such payments are unknown and are not yet considered probable.

CMO and CRO agreements

The Company enters into contracts in the normal course of business with CMOs, CROs, and other third parties for exploratory studies, manufacturing, clinical trials, testing, and services (shipments, travel logistics, etc.). These contracts do not contain minimum purchase commitments and, except as discussed below, are cancelable by the Company upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of the Company’s vendors or third-party service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

OSR - San Raffaele Hospital

As part of the ARLA, the Company is obligated to carry out development activities using qualified and experienced professionals and a sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require the Company to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments).

The Company incurred approximately €1.4 million and €0.9 million of manufacturing expenses during the first six months ended June 30, 2025, and June 30, 2024, respectively. The cumulative expense to date is €12.3 million, and there is no residual commitment for the Company at June 30, 2025.

The Company has agreed to pay OSR royalties for four percent (4%) of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of the Company’s net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the U.S. and certain E.U. countries, and achievement of certain net sales levels.

No events have occurred or have been achieved (and none are considered probable) to trigger any contingent payments under the ARLA during the six months ended June 30, 2025.

AGC Biologics S.p.A.

The Company maintains a long-term manufacturing and development partnership with AGC Biologics under a non-cancellable Master Service Agreement (“MSA”), renewable and terminable only under specific circumstances such as material breach or insolvency. The agreement covers development activities, technology transfer, and manufacturing services, including royalty and milestone-based compensation linked to clinical and regulatory progress.

In the ordinary course of business, the Company and AGC have executed multiple side letters, work statements, amendments, and purchase orders to support the transfer and implementation of manufacturing processes at AGC’s facility in Bresso, Italy, and the production of GMP-grade Lentiviral Vectors for ex-vivo applications.

In September 2024, the MSA was amended with an effective date of March 2024 and extended until June 30, 2025.

In addition to the original MSA dated 2019, in December 2024, the parties signed a new MSA. The new agreement provides a framework for AGC to reserve production slots and perform services under discrete work statements, with payment obligations structured on a pro-rata basis and cancellation fees applicable under certain conditions.

Intellectual property rights owned or controlled by either party prior to or independently of the services remain with the respective party.

The new MSA is an open-ended agreement with no specific expiration date, as its term is tied to the completion of any service phase, or work statement (“WS”), starting with WS01.

AGC provides manufacturing, testing, and release services for the Cell Therapy Drug Product using an Exclusive GMP Suite (“EGS”) supported by a dedicated team (“EGS Team”). The service is compensated through monthly fees, primarily covering the suite and team costs, along with additional charges for materials and accessories where applicable. AGC retains full responsibility for the logistical, organizational, and operational management of the service, including personnel recruitment, training, and coordination, as well as all related compensation and social security obligations.

WS01 includes two main phases:

1.	An initial Ramp-Up Phase with an estimated duration of six (6) months, which started on February 1, 2025 (start of activities) and ended on August 1, 2025.

2.	A Routine Phase, which is scheduled to begin on the first day of the subsequent month after the completion of the Ramp-Up Phase (specifically, after the receipt of authorization from the Regulatory Agency (“AIFA”) to use the Exclusive Suite and the successful completion of the training of personnel assigned to the dedicated team).

The Company may terminate this schedule or work statement by providing twelve (12) months’ prior written notice to AGC. However, such notice cannot be issued before the sixth (6th) month anniversary of the Ramp-Up Phase commencement date; for clarity, the notice must not be sent before August 1, 2025. (Please refer to Note 20- Subsequent Events).

As a result of the contractual provisions, the Company had a binding commitment of approximately €3.5 million as of December 31, 2024. Although the agreement was signed in December 2024, it became effective starting February 2025.

As of June 30, 2025, the Company had a remainder commitment of approximately €2.8 million in relation to Work Statement No. 01.

Operating lease - office rent

On December 1, 2019, the Company began a six-year non-cancelable (and renewable for a further six (6) years until December 1, 2026) lease agreement for office space with OSR. Withdrawal is allowed from the fourth year with a notice of 12 months. After the initial expiration date, the contract is automatically renewed for an additional six (6) years. As of December 31, 2024, neither party has communicated any termination of the lease agreement, which is therefore considered renewed until December 2031, subject to any potential earlier termination.

At June 30, 2025, the minimum commitment for the following 12 months is approximately €16,141 through to June 30, 2026.

Legal proceedings

From time to time, the Company may be subject to various claims and suits arising in the ordinary course of business. The Company is not currently party to any material legal proceedings, the outcome of which the Company believes, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company’s business, operating results, or financial condition. At each reporting date, the Company evaluates whether a potential loss amount, or a potential range of loss, is probable and reasonably estimable under the provisions of ASC 450, Contingencies.

19. Subsequent events

AGC Biologics S.p.A.

On July 1, 2025, AGC and the Company signed the Second Amendment to their original MSA dated 2019, effective on June 30, 2025, to further extend the term of the original MSA, until September 30, 2025, including the possibility of further extension upon mutual written agreement.

On August 1, 2025, the Company issued a formal written notice of termination of Work Statement No. 01 dated December 24, 2024, pursuant to Section 4.1 of the MSA dated December 2024. This notice commences the twelve-month prior notice period ending on July 31, 2026 (the “Termination Date”), during which AGC will continue to issue quarterly invoices in accordance with the MSA, and the Company will remain responsible for all payment obligations relating to the Exclusive GMP Suite (EGS) and the EGS Team, as specified in Section 3 of Schedule 1A of the Second Amendment to the MSA, until the Termination Date.

On August 27, 2025, the Company received formal notification from AGC, referencing Work Statement 1 dated December 24, 2024, confirming that the Ramp-up phase—which began on February 1, 2025—has been successfully completed. AGC stated that both contractual conditions have been met: the Authorization from AIFA to use the Exclusive Suite was received on July 3, 2025, and the training of the personnel assigned to the Dedicated Team has been finalized. Consequently, the Routine Phase is set to commence on September 1, 2025.

On September 24, 2025, the Company filed a civil action before the Court of Milan against AGC Biologics S.p.A., seeking a declaratory judgment of nullity and/or termination, with retroactive effect, of the Master Service Agreement and related amendments executed on December 24, 2024. The claim is based on the failure of an essential underlying assumption—the availability of a minimum number of patients required to initiate and sustain clinical production activities. As a result, the Company believes that the manufacturing agreement with AGC is no longer operative; however, the Company has proposed to continue working with AGC based on the availability of production slots, as in the previous agreement.

Governance Changes and Extraordinary Shareholders’ Meeting

An Extraordinary Shareholders’ Meeting has been called for October 29, 2025, to approve the following two key changes:

●	Expansion of the Board:
Increasing the number of directors from 3 to 5 to enhance strategic oversight and support broader operational execution.
●	Amendment to the Corporate Purpose:
A proposal to amend Article 4 of the Company’s by-laws to expand its corporate purpose beyond biotechnology and pharmaceuticals, encompassing all sectors recognized as strategic under the Italian Golden Power Law, including but not limited to:

•	National defense and security
•	Cybersecurity
•	Space and critical infrastructure
•	Energy and strategic technologies

This amendment is designed to:

●	Enable diversification of operations and risk,
●	Facilitate potential business combinations or equity investments in strategic Italian companies,
●	Strengthen the Company’s attractiveness to industrial and financial partners, leveraging its status as the only Italian company listed on Nasdaq.

Management Change

On September 30, 2025, Dr. Carlo Russo resigned from his role as Chief Medical Officer and Head of Development for personal reasons, effective immediately. His resignation did not result from any disagreement with the Company. On the same date, the Board appointed Dr. Francesco Galimi, a current director of the Company, as acting Chief Medical Officer, effective immediately.